SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    Form 6-K

                            Report of Foreign Issuer

                      Pursuant to Rule 13a-16 or 15d-16 of
                       the Securities Exchange Act of 1934


                     for the period ended 27 July 2004


                                    BP p.l.c.
                 (Translation of registrant's name into English)


                 1 ST JAMES'S SQUARE, LONDON, SW1Y 4PD, ENGLAND
                    (Address of principal executive offices)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.


              Form 20-F        |X|          Form 40-F
                         ---------------               ----------------


     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.


                    Yes                            No        |X|
                         ---------------               ----------------


BP p.l.c.

Group Results

2nd Quarter and Half Year 2004



                                                     London 27 July 2004



                         FOR IMMEDIATE RELEASE



           RECORD HALF-YEAR RESULT; DIVIDEND PER SHARE UP 9%

---------------------------------------------------------------------------

 Second   First  Second

Quarter Quarter Quarter                                      First Half

   2003    2004    2004   $ million                      2004    2003     %

=======================                                ====================

                          Replacement cost profit

  2,536   4,170   3,434     for the period (a)          7,604   5,956

    629     547     474   Acquisition amortization(b)   1,021   1,257

-----------------------                                --------------------

  3,165   4,717   3,908   Pro forma result              8,625   7,213    20

=======================                                ====================

   8.81   11.61    9.93   - per ordinary share (pence)  21.54   20.14     7

  14.29   21.36   17.85   - per ordinary share (cents)  39.21   32.42    21

   0.86    1.28    1.07   - per ADS (dollars)            2.35    1.95

=======================                                ====================



o    BP's second quarter pro forma result was $3,908 million, compared with

     $3,165 million a year ago, an increase of 23%. For the half year, the result was $8,625 million compared with $7,213 million, up 20%.

     Replacement cost profit for the second quarter and half year was

     $3,434 million and $7,604 million respectively, compared with

     $2,536 million and $5,956 million a year ago.



o    The second quarter result includes a net exceptional and non-operating charge of $258 million compared with a net gain of $168 million in the second quarter of 2003.



o    The second quarter trading environment was generally stronger than a year ago, with higher oil and gas realizations and refining margins.



o    Net cash inflow for the quarter was $1.5 billion and net cash inflow for the half year was $5.3 billion, compared with an inflow of

     $2.4 billion and an inflow of $5.6 billion a year ago. Net cash flow from operating activities for the quarter and half year was

     $6.9 billion and $14.6 billion respectively, compared with $7.3 billion and $13.3 billion a year ago.



o    The pro forma ratio of net debt to net debt plus equity was 23% at the end of the quarter.



o    Return on average capital employed for the quarter and half year respectively, on a pro forma basis, was 19.8% and 21.9%, compared with

     18.7% and 21.2% a year ago. The cash return for the quarter was 36%

     compared with 32% a year ago, and for the half year was 34% compared with 35% a year ago.






o    The quarterly dividend increased from 6.75 cents per share to 7.10 cents per share ($0.426 per ADS). This compares with 6.50 cents  per share a year ago. For the half year the dividend showed an increase of

     8.6%. In sterling terms, the quarterly dividend is 3.860 pence per share compared with 4.039 pence a year ago; for the half year the decrease was 4.0%. During the first half, the company repurchased for cancellation 380 million of its own shares, at a cost of $3.25 billion.

     The increase in the per share dividend growth rate reflects the reduction in the number of shares outstanding due to the share buyback programme. This allows the company's level of dividend payments to be allocated across a smaller equity base.



BP Group Chief Executive, Lord Browne, said:


     "This has been another strong performance against the backdrop of a robust trading environment. We are on track against our targets of controlled investment for growth, increasing the dividend and using additional free cash flow to fund a significant level of share buybacks. The reduction in the number of shares outstanding has allowed us to accelerate the per share dividend growth rate. The plans to prepare the Olefins and Derivatives business for disposal are on track."



The pro forma result has been derived from the group's reported UK GAAP accounting information but is not in itself a recognized UK or US GAAP measure. This financial performance information and measures derived therefrom, shown above and elsewhere in the document, are provided in order to enable investors to evaluate better BP's performance against that of its competitors.



(a)  Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.



(b)  Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The first quarter 2004 and the first half results for 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.


                      Summary Second Quarter Results

Exploration and Production's second quarter result was up 18% on a year ago reflecting higher liquids and gas realizations combined with the changing production composition primarily arising from the greater proportion of production from Russia, offset partly by exceptional losses and non-operating charges in the quarter. The corresponding quarter in 2003 contained exceptional gains and non-operating credits.

The Refining and Marketing result increased 43% compared with a year ago reflecting stronger refining margins, supported by strong US product demand coupled with below-normal inventories and the impact of industry-wide refinery maintenance.

The Petrochemicals result improved from the first quarter reflecting the absence of large exceptional losses reported in the first quarter together with improved margins.

In Gas, Power and Renewables, the result increased compared with a year ago due to a higher contribution from the natural gas liquids business in North America.

Interest and other finance expense for the quarter was $221 million compared with $228 million for the prior quarter.

The pro forma effective tax rate on replacement cost profit was 35.7%.

Capital expenditure was $3.2 billion for the quarter and there were no significant acquisitions. Disposal proceeds for the quarter were $0.66 billion.

Net debt at the end of the quarter was $18.2 billion. The pro forma ratio of net debt to net debt plus equity was 23% at the end of the quarter compared with 22% at the end of the first quarter.

During the third quarter, shares to the value of $1.25 billion will be issued to Alfa Group and Access-Renova (AAR) as the first instalment of the deferred consideration for our investment in TNK-BP.

---------

The commentaries above and following are based on the pro forma replacement cost results.

TNK-BP operational and financial information has been estimated.

The financial information for 2003 has been restated to reflect (a) the transfer of natural gas liquids (NGLs) operations from the Exploration and Production segment to Gas, Power and Renewables on 1 January 2004; (b) the adoption by the group of Financial Reporting Standard No. 17 'Retirement Benefits' (FRS 17) with effect from 1 January 2004; and (c) the adoption by the group of Urgent Issues Task Force Abstract No. 38 'Accounting for ESOP Trusts' with effect from 1 January 2004. For further information see Note 1.

                    Exceptional and Non-Operating Items

                                                          2Q 2004
                                           ------------------------------

                                           Exceptional      Non-Operating

$ million                                        Items     Items and UPIS

                                           ------------------------------

Exploration and Production                        (114)              (247)

Refining and Marketing                             (18)                 -

Petrochemicals                                       6                  -

Gas, Power and Renewables                            -                  -

Other businesses and corporate                      (1)                 -

                                           ------------------------------

                                                  (127)              (247)

Taxation                                            28                 88(a)

                                           ------------------------------

                                                   (99)              (159)

                                           ==============================


(a)  Tax on Non-Operating Items and Unrealized Profit in Stock (UPIS) is

     calculated using the pro forma effective tax rate on replacement cost profit, excluding exceptional items, of 35.5%.



            Reconciliation of Reported Results to Pro Forma Results





Pro Forma Result     ----- 2Q 2004 -----                      Pro Forma Result

 -------------------

    2Q     1Q     2Q     Acq.   Reported                          First Half

  2003   2004   2004    Amort+  Earnings* $ million              2004    2003

 =======================================                       ==============

                                          Exploration and

 3,858  4,568  4,558      256      4,302  Production            9,126   8,999

                                          Refining and

 1,093    941  1,562      218      1,344  Marketing             2,503   1,926

   306    (25)   208        -        208  Petrochemicals          183     443

                                          Gas, Power

   141    198    216        -        216  and Renewables          414     357

                                          Other businesses

  (153) 1,129   (164)       -       (164) and corporate           965    (319)

 ---------------------------------------                       --------------

                                          RC profit before

 5,245  6,811  6,380      474      5,906  interest and tax     13,191  11,406

 ----------------------------------------                      --------------

                                          Interest and Other

  (276)  (228)  (221)       -       (221) finance expense        (449)   (581)

(1,744)(1,822)(2,199)       -     (2,199) Taxation             (4,021) (3,526)

   (60)   (44)   (52)       -        (52) MSI                     (96)    (86)

 ----------------------------------------                      --------------

 3,165  4,717  3,908      474      3,434  RC profit             8,625   7,213

 ----------------------------------------                      --------------

                                     462  Stock holding gains (losses)

                                   -----

                                   3,896  HC profit

                                   =====



* Replacement cost profit for the period includes the net profit or loss on the sale of fixed assets and businesses or termination of operations.



+ Acquisition amortization is depreciation and amortization relating to the fixed asset revaluation adjustments and goodwill consequent upon the ARCO and Burmah Castrol acquisitions. The first quarter 2004 and the first half results for 2003 and 2004 include accelerated depreciation of the revaluation adjustment in respect of the impairment of former ARCO assets.



                  Operating Results and Per Share Amounts



    Second      First     Second

   Quarter    Quarter    Quarter                                First Half

      2003       2004       2004                              2004      2003

================================                       =====================

                                  Replacement cost

                                  Profit before

     4,616      6,264      5,906  interest and tax ($m)    12,170     10,149

--------------------------------                       ---------------------

                                  Results for the

                                  period ($m)

     3,165      4,717      3,908  Pro forma result          8,625      7,213

     2,536      4,170      3,434  Replacement cost profit   7,604      5,956

     1,585      4,818      3,896  Historical cost profit    8,714      5,804

--------------------------------                       ---------------------

                                  Shares in issue at

22,101,622 21,996,888 21,789,115  period end (thousand)21,789,115 22,101,622

                                  - ADS equivalent

 3,683,604  3,666,148  3,631,519  (thousand)            3,631,519  3,683,604

                                  Average number of

                                  shares outstanding

22,164,026 22,087,796 21,906,318  (thousand)           21,997,057 22,244,797

                                  - ADS equivalent

 3,694,004  3,681,299  3,651,053  (thousand)            3,666,176  3,707,466



                                  Per ordinary share

                                  (cents)

     14.29      21.36      17.85  Pro forma result          39.21      32.42

                                  RC profit

     11.45      18.88      15.68  for the period            34.56      26.77

                                  HC profit

      7.19      21.81      17.80  for the period            39.61      26.09



                                  Per ADS (cents)

     85.74     128.16     107.10  Pro forma result         235.26     194.52

                                  RC profit

     68.70     113.28      94.08  for the period           207.36     160.62

                                  HC profit

     43.14     130.86     106.80  for the period           237.66     156.54

--------------------------------                       ---------------------


                        Exploration and Production



   2Q    1Q    2Q                                               First Half

 2003  2004  2004   $ million                                  2004    2003

=================                                            ==============

                    Replacement cost profit

3,434 4,242 4,302   before interest and tax                   8,544   8,152

  424   326   256   Acquisition amortization                    582     847

-----------------                                            --------------

                    Pro forma replacement cost result

3,858 4,568 4,558   before interest and tax                   9,126   8,999

=================                                            ==============



                    Results include:

    -  (123) (160)  Asset write-downs/impairment               (283)    (49)

    -     -     -   Environmental charges                         -       -

                    Restructuring, integration and

  (12)    -     -   rationalization costs                         -    (102)

    -     -     -   Other                                         -       -

  106   (66)  (87)  Unrealized profit in stock (UPIS)          (153)    (19)

-----------------                                            --------------

   94  (189) (247)  Total non-operating items and UPIS         (436)   (170)

  333   211  (114)  Exceptional items                            97     766

=================                                            ==============



                    Total non-operating items, UPIS

  427    22  (361)  and exceptional items                      (339)    596

=================                                            ==============

  101   136   108   Exploration expense                         244     213

                    Of which:

   43    67    22   Exploration expenditure written off          89      93

-----------------                                            --------------



                    Production (Net of Royalties)

1,712 2,342 2,321   Crude oil (mb/d)                          2,331   1,771

  199   191   197   Natural gas liquids (mb/d)                  194     216

1,911 2,533 2,518   Total liquids (mb/d)(a)                   2,525   1,987

8,439 8,600 8,425   Natural gas (mmcf/d)                      8,512   8,727

3,366 4,015 3,971   Total hydrocarbons (mboe/d)(b)            3,993   3,492

=================                                            ==============



                    Average realizations

25.73 31.30 34.47   Crude oil ($/bbl)                         32.85   28.50

17.49 23.14 23.71   Natural gas liquids ($/bbl)               23.43   18.76

24.90 30.48 33.27   Total liquids ($/bbl)                     31.85   27.47

 3.39  3.79  3.68   Natural gas ($/mcf)                        3.74    3.64

22.43 26.48 27.66   Total hydrocarbons ($/bbl)                27.06   24.49

=================                                            ==============



                    Average oil marker prices

                    ($/bbl)

26.03 32.03 35.32   Brent                                     33.67   28.77

29.02 35.30 38.28   West Texas Intermediate                   36.80   31.53

27.04 34.22 36.99   Alaska North Slope US West Coast          35.61   30.13

=================                                            ==============



                    Average natural gas marker prices

 5.40  5.69  6.00   Henry Hub gas price ($/mmbtu)(c)           5.84    5.96



                    UK Gas - National

17.44 24.59 20.70   Balancing Point (p/therm)                 22.64   19.35

=================                                            ==============

(a) Crude oil and natural gas liquids.

(b) Natural gas is converted to oil equivalent at 5.8 billion cubic feet

    = 1 million barrels.

(c) Henry Hub First of the Month Index.


                        Exploration and Production

The pro forma replacement cost result before interest and tax for the second quarter was $4,558 million, up 18% from the second quarter of 2003. The primary drivers for the change are the higher realizations in both liquids and gas combined with the changing composition of production primarily arising from the greater proportion of production from Russia. This was partly offset by the exceptional losses and non-operating charges in the quarter. The corresponding quarter in 2003 contained exceptional gains and non-operating credits.

Included in the results for the quarter was a non-operating charge as a result of impairments totalling $160 million in respect of a gas processing plant in the USA and a field in the Gulf of Mexico Shelf.

The second quarter result also includes a charge of $87 million, reflecting an increase in the provision for Unrealized Profit in Stock (UPIS), which removes the upstream margin from downstream inventories. This compares with a credit of $106 million in the equivalent quarter of last year.

Production for the quarter was up 18% from the second quarter of 2003, to 3,971 mboe/d. This reflects increased production from Russia partly offset by divestments, lower seasonal gas takes in the North Sea, anticipated decline and unplanned shutdowns at the Mars platform in the Gulf of Mexico and in Trinidad.

The result for the half year also benefited from higher realizations combined with the changing composition of production primarily resulting from increased volumes from Russia offset by the above operational items.

Projects in the New Profit Centres remain on track. In the Gulf of Mexico, offshore installation of the Holstein and Mad Dog Spars was completed, Holstein topsides have been installed, and the Thunder Horse platform has left the construction yard in Korea. In Algeria, first gas sales from the In Salah gas project have been achieved. In Azerbaijan, installation of the Central Azeri jacket was completed. In Angola, the Kizomba A Floating Production Storage and Offloading vessel arrived at the field location in Block 15 and hook-up to the tension leg platform is in progress. In Trinidad the Atlas methanol plant was brought on line. In Australia, commissioning of North West Shelf Train 4 has commenced with first gas delivered to the plant.

Projects in Existing Profit Centres are also on track. In the UK the Clair jacket and deck has been installed offshore. In Egypt, the first steps were taken towards the development of a major LNG business, with agreements signed to deliver natural gas to the Damietta plant.

In the second quarter we had a further exploration success in Angola with the Venus discovery in offshore Block 31 and two discoveries in the Nile Delta in Egypt, Temsah and Polaris.

During the quarter, we signed sale and purchase agreements in Indonesia for the divestment of our interest in the Kangean Production Sharing Contract and our participating interest in the Muriah Production Sharing Contract, in the USA for the sale of our interest in the South Pass 60 property in the Gulf of Mexico Shelf and Swordfish in the deepwater Gulf of Mexico. The total net exceptional losses in respect of these transactions for the quarter were $114 million.


                        Customer Facing Segments

                         Refining and Marketing



     2Q      1Q      2Q                                         First Half

   2003    2004    2004  $ million                             2004    2003

=======================                                       =============

                         Replacement cost profit

    888     720   1,344  before interest and tax              2,064   1,516

    205     221     218  Acquisition amortization               439     410

-----------------------                                       -------------

                         Pro forma replacement cost result

  1,093     941   1,562  before interest and tax              2,503   1,926

=======================                                       =============



                         Results include:

      -       -       -  Asset write-downs/impairment             -       -

      -       -       -  Environmental charges                    -       -

                         Restructuring, integration and

    (41)      -       -  rationalization costs                    -     (59)

      -       -       -  Other                                    -       -

-----------------------                                       -------------

    (41)      -       -  Total non-operating items                -     (59)

    (49)   (140)    (18) Exceptional items                     (158)   (101)

=======================                                       =============

                         Total non-operating and

    (90)   (140)    (18) exceptional items                     (158)   (160)

=======================                                       =============



                         Refinery throughputs (mb/d)

    416     395     404  UK                                     400     397

    991     884     871  Rest of Europe                         878     973

  1,465   1,265   1,370  USA                                  1,317   1,384

    393     399     377  Rest of World                          388     392

-----------------------                                       -------------

  3,265   2,943   3,022  Total throughput                     2,983   3,146

=======================                                       =============

   96.7    95.1    95.1  Refining availability                 95.1    95.4

=======================                                       =============

                         Oil sales volumes (mb/d)

                         Refined products

    279     294     318  UK                                     306     279

  1,358   1,324   1,344  Rest of Europe                       1,333   1,338

  1,822   1,727   1,724  USA                                  1,726   1,787

    607     679     665  Rest of World                          672     626

-----------------------                                      --------------

  4,066   4,024   4,051  Total marketing sales                4,037   4,030

  2,957   2,917   2,087  Trading/supply sales                 2,502   2,884

-----------------------                                      --------------

  7,023   6,941   6,138  Total refined product sales          6,539   6,914

  5,679   5,104   5,339  Crude oil                            5,222   5,104

-----------------------                                      --------------

 12,702  12,045  11,477  Total oil sales                     11,761  12,018

=======================                                      ==============

                         Global Indicator Refining Margin(a)

                         ($/bbl)

   2.15    2.73    5.29  NWE                                   4.01    2.92

   3.59    6.92    9.18  USGC                                  8.05    4.86

   4.73    4.67    9.01  Midwest                               6.84    4.44

   6.34    8.06   15.41  USWC                                 11.73    6.55

   0.66    3.42    2.80  Singapore                             3.11    1.81

   3.27    4.62    7.89  BP Average                            6.25    3.89

=======================                                      ==============





(a)  The Global Indicator Refining Margin (GIM) is the average of six regional indicator margins weighted for BP's crude refining capacity in each region. Each regional indicator margin is based on a single representative crude with product yields characteristic of the typical level of upgrading complexity. The regional indicator margins may not be representative of the margins achieved by BP in any period because of BP's particular refinery configurations and crude and product slate.


                        Customer Facing Segments
                         Refining and Marketing

The pro forma replacement cost result before interest and tax for the second quarter was $1,562 million. This compares with $1,093 million for the same period last year, an increase of 43%. The result for the half year represents an increase of $577 million (30%), at $2,503 million.

Refining margins in the second quarter were stronger for most regions than in both the equivalent quarter a year ago and the first quarter of 2004, supported by strong US product demand, coupled with below-normal inventories and the impact of industry-wide planned and unplanned refinery maintenance. Compared to the second quarter of 2003, the increase in result was less than suggested by movements in the Global Indicator Margin (GIM), due to operational outages at the Texas City Refinery, scheduled refinery turnarounds and higher purchased energy costs. Marketing margins increased relative to the previous quarter, particularly at the end of the quarter, but were below seasonal norms due to pressure from rising crude and product prices.

The improvement relative to the first half of 2003 was attributable to the stronger refining margins, with overall marketing margins lower due to factors outlined above.

Refining throughputs for the quarter were 3,022 mb/d, some 7% below the second quarter of 2003 due to the disposal of the Bayernoil refinery and the planned turnaround at Cherry Point refinery. The throughputs were some 3% higher than those in the previous quarter due to lower turnaround activity. The quarter's refining availability was 95.1%. Marketing sales were 4,051 mb/d, a similar level to both the equivalent quarter last year and the previous quarter.

During the quarter, BP continued the successful roll-out of its new Ultimate(R)
(a) generation gasoline and diesel fuels with launches in Germany and Austria.

Also in the quarter, BP announced the closure of refining operations at the ATAS Refinery in Mersin, south eastern Turkey. The site will continue to operate as a fuels terminal.

The quarter's exceptional charges included an additional charge associated with the termination of the lubricants operation at the Coryton Refinery and the closure of a terminal elsewhere in the UK.

The disposal of BP's interests in the Singapore Refining Company Private Limited was concluded on 30 June.

Shortly after the quarter, BP and the Singapore Petroleum Company Limited (SPC) announced that conditional agreement had been reached for SPC to purchase BP's Retail and LPG Business in the Singapore retail network and related assets for $70 million; the transaction completion is expected towards the end of 2004.

(a)  Ultimate(R) is a trademark of BP p.l.c.


                        Customer Facing Segments

                              Petrochemicals





     2Q      1Q      2Q                                         First Half

   2003    2004    2004  $ million                             2004    2003

=======================                                       =============

                         Replacement cost profit

    306     (25)    208  before interest and tax                183     443

      -       -       -  Acquisition amortization                 -       -

-----------------------                                       -------------

                         Pro forma replacement cost result

    306     (25)    208  before interest and tax                183     443

=======================                                       =============



                         Results include:

                         Provision against fixed

                         assets investments/

      -       -       -  asset write-downs/impairment             -       -

      -       -       -  Environmental charges                    -       -

                         Restructuring, integration and

      5       -       -  rationalization costs                    -       5

      -       -       -  Other                                    -       -

-----------------------                                       -------------

      5       -       -  Total non-operating items                -       5

      2    (154)      6  Exceptional items                     (148)      9

=======================                                       =============

                         Total non-operating and

      7    (154)      6  exceptional items                     (148)     14

=======================                                       =============

    134     125     131(b)Chemicals Indicator Margin(a)($/te)   128(b)  115

=======================                                       =============

                          Petrochemicals production (kte)

    714     840     856   UK                                  1,696   1,583

  2,681   2,728   2,726   Rest of Europe                      5,454   5,444

  2,503   2,543   2,514   USA                                 5,057   5,039

    872   1,132   1,075   Rest of World                       2,207   1,684

-----------------------                                      --------------

  6,770   7,243   7,171   Total production                   14,414  13,750

=======================                                      ==============



(a) The Chemicals Indicator Margin (CIM) is a weighted average of externally-based product margins. It is based on market data collected by Nexant in their quarterly market analyses, then weighted based on

    BP's product portfolio. It does not cover our entire portfolio of products, and consequently is only indicative of the margins achieved by

    BP in any particular period.



(b) Provisional. The data for the second quarter is based on two months'

    actuals and one month of provisional data.


Petrochemicals' pro forma replacement cost result before interest and tax for the second quarter was $208 million, up from a loss of $25 million in the first quarter. The improvement is due to the absence of large exceptional losses in the first quarter and improved margins. The second quarter result was a decrease of $98 million compared with the second quarter a year ago as higher product realizations were more than offset by adverse foreign exchange impacts, higher energy costs and increased feedstock prices. The first half result was 59% lower than that of a year ago, reflecting exceptional losses and lower margins. Production of 7,171 thousand tonnes in the second quarter was 72 thousand tonnes down on the previous quarter due to seasonal turnaround activity. First half production was 664 thousand tonnes higher than a year ago due to new Asian PTA capacity and higher asset utilization.

During the second quarter we signed a heads of agreement with our joint venture partner, Sinopec (BP share 50%), to build a new 500 thousand tonnes a year acetic acid plant in China. We signed a letter of intent to examine the viability of expanding production at the BP Zhuhai PTA plant in China (BP share 85%) to 1,200 thousand tonnes a year. We completed the sale of our Speciality Intermediates Business.

We have progressed with plans to consolidate the Olefins and Derivatives (O&D) business into a stand-alone entity able to operate separately from the BP Group. The BP Group plans to sell O&D in due course, possibly commencing the sale through an Initial Public Offering, depending on market circumstances and necessary approvals in the second half of 2005. We intend to retain the balance of our petrochemicals portfolio, comprising the aromatics and acetyls business.


                          Customer Facing Segments

                          Gas, Power and Renewables





    2Q      1Q      2Q                                           First Half

  2003    2004    2004   $ million                              2004    2003

======================                                        ==============

                         Replacement cost profit

   141     198     216   before interest and tax                 414     357

     -       -       -   Acquisition amortization                  -       -

----------------------                                        --------------

                         Pro forma replacement cost result

   141     198     216   before interest and tax                 414     357

======================                                        ==============

                         Results include:

     -       -       -   Asset write-downs/impairment              -       -

     -       -       -   Environmental charges                     -       -

                         Restructuring, integration and

     -       -       -   rationalization costs                     -       -

     -       -       -   Other                                     -       -

----------------------                                        --------------

     -       -       -   Total non-operating items                 -       -

     6       -       -   Exceptional items                         -       6

======================                                        ==============

                         Total non-operating and

     6       -       -   exceptional items                         -       6

======================                                        ==============

                         Gas sales volumes (mmcf/d)

 2,581   3,027   2,495   UK                                    2,761   2,896

   421     442     266   Rest of Europe                          354     447

10,441  13,618  12,470   USA                                  13,044  11,084

10,839  13,902  12,070   Rest of World                        12,986  11,194

----------------------                                        --------------

24,282  30,989  27,301   Total gas sales volumes              29,145  25,621

=======================                                       ==============

                         NGL sales volumes (mb/d)

     1       4       8   UK                                        6       3

     -       1       3   Rest of Europe                            2       -

   289     462     334   USA                                     397     285

   147     244     166   Rest of World                           205     199

-----------------------                                       --------------

   437     711     511   Total NGL sales volumes                 610     487

=======================                                       ==============



The pro forma replacement cost result before interest and tax for the second quarter and half year was $216 million and $414 million respectively, compared with $141 million and $357 million a year ago. The primary reason for these increases is a higher contribution from the natural gas liquids business in North America.

The half year result also benefited from higher contributions from the global LNG and Solar businesses whilst the marketing and trading result is down due to lower margins partly offset by higher gas sales volumes.

During the quarter, the Guangdong Dapeng LNG Company Ltd. (BP share 30%) in China signed a series of milestone agreements relating to the Guangdong LNG terminal and trunkline project which is due on stream in 2006. In addition, since the quarter-end, the Tangguh LNG project in Indonesia (BP share 37.16%) signed a sale and purchase agreement for the supply of 0.55 million tonnes per annum for a period of 20 years to Posco, who is currently building an LNG import terminal at Gwangyang in South Korea. BP Gas Marketing Ltd. has signed an agreement with the Egyptian Natural Gas Holding Company to purchase LNG under a long term contract from the Damietta LNG plant which is expected to start commercial production in 2005.

                        Other Businesses and Corporate


    2Q      1Q      2Q                                          First Half

  2003    2004    2004   $ million                             2004    2003

======================                                        =============

                         Replacement cost profit (loss)

  (153)  1,129    (164)  before interest and tax                965    (319)

     -       -       -   Acquisition amortization                 -       -

----------------------                                        -------------

                         Pro forma replacement cost result

  (153)  1,129    (164)  before interest and tax                965    (319)

======================                                        =============

                         Results include:

     -       -       -   Asset write-downs/impairment             -       -

     -       -       -   Environmental charges                    -       -

                         Restructuring, integration and

     -       -       -   rationalization costs                    -       -

     -       -       -   Other                                    -       -

----------------------                                       --------------

     -       -       -   Total non-operating items                -       -

   (12)  1,313      (1)  Exceptional items                    1,312      (6)

======================                                       ==============

                         Total non-operating

   (12)  1,313      (1)  and exceptional items                1,312      (6)

======================                                       ==============



Other businesses and corporate comprises Finance, the group's aluminium asset and interest income and costs relating to corporate activities. In the first quarter, BP sold its interest in PetroChina for $1.65 billion and its interest in Sinopec for $0.7 billion. These interests were previously included in other businesses and corporate.



                                   Dividends



    2Q      1Q      2Q                                          First Half

  2003    2004    2004                                         2004    2003

======================                                       ==============

                         Dividends per ordinary share

  6.50    6.75    7.10   cents                                13.85   12.75

 4.039   3.807   3.860   pence                                7.667   7.986



  39.0    40.5    42.6   Dividends per ADS (cents)             83.1    76.5

-----------------------                                      --------------



BP today announced a second quarterly dividend for 2004 of 7.10 cents per ordinary share. Holders of ordinary shares will receive 3.860 pence per share and holders of American Depositary Receipts (ADRs) $0.426 per ADS share. The dividend is payable on 7 September to shareholders on the register on 13 August. Participants in the Dividend Reinvestment Plan (DRIP) or the DRIP facility in the US Direct Access Plan will receive the dividend in the form of shares, also on 7 September. The third quarter 2004 results and dividend will be announced on 26 October 2004.




                                Outlook


BP Group Chief Executive, Lord Browne, concluded:




   "The world economy slowed in the second quarter of 2004, although growth remains above historic trend levels. The pace of economic activity seems to be easing in the US, while specific policy actions in China have been put in place to slow domestic demand growth. However, the momentum in

   Japan has continued and signs of recovery are emerging within Europe.

   Continued global economic growth is expected.



   "Oil prices in the second quarter averaged $35.32 per barrel (Dated

   Brent), the highest of any quarter for more than 20 years and over 10%

   and $3 per barrel higher than in the first quarter. Prices have strengthened further during July to date, averaging over $37 per barrel.

   Prices have been supported by continued strong oil demand growth and concerns about supply disruptions. OECD commercial inventories have remained low relative to five year averages even though OPEC production has increased following the 3 June agreement to raise the OPEC-10 output ceiling. Oil prices should remain supported by limited spare OPEC production capacity and further oil demand growth.



   "US natural gas prices averaged $6/mmbtu (Henry Hub first of month index)

   in the second quarter, up $0.31/mmbtu versus the first quarter. Since the beginning of May spot gas prices have traded in the upper half of the residual fuel oil and distillate parity range. The July first of month price was $6.14/mmbtu, although daily spot prices have since eased below

   $6/mmbtu as confidence has grown over gas availability through the summer cooling period. Working gas in storage remains close to the 5 year average. US industrial gas demand has increased. Supply is increasing as imports grow both from Canada and in the form of LNG and as onshore domestic production rises. Summer temperatures and oil prices will be the keys to near term gas prices.



   "Refining margins in the second quarter strengthened sharply relative to the first quarter of 2004. Low product inventories, strong global oil demand growth and concerns about US gasoline supply were all very supportive. The margin gains were most pronounced in the US but Europe also benefited. Margins in the third quarter will be increasingly dependent on perceived demand for distillate. Marketing margins recovered late in the second quarter but remain exposed to crude and product price volatility.



   "Petrochemical margins in the second quarter improved versus the previous quarter as continued global economic growth supported demand. Further growth in demand is anticipated, assuming the global economy remains on track. Volatility of energy prices and exchange rates will continue to influence future margins.



   "Capital expenditure, excluding acquisitions, for the first half of 2004 was $6.4 billion, and will be around $14 billion for the year, slightly above our previous forecast primarily due to the weaker US dollar.

   The share buyback programme is continuing, reducing the number of shares outstanding and increasing our ability to accelerate per share dividend growth."






     ----------------------------------------------------------------------

     The foregoing discussion, in particular the statements under "Outlook",

     contains forward looking statements particularly those regarding BP's asset portfolio and changes in it, capital expenditure, costs, demand,

     future performance, growth and other trend projections, maintenance,

     margins, prices, production, sales, share repurchases, supply and the timing of projects and pending transactions. Forward looking statements by their nature involve risks and uncertainties and actual results may differ from those expressed in such statements depending on a variety of factors including the following: the timing of bringing new fields on stream; industry product supply; demand and pricing; currency exchange rates; operational problems; general economic conditions;

     political stability and economic growth in relevant areas of the world;

     changes in governmental regulations; exchange rate fluctuations;

     development and use of new technology and successful commercial relationships; the actions of competitors; natural disasters and other changes in business conditions; prolonged adverse weather conditions;

     wars and acts of terrorism or sabotage; and other factors discussed in this Announcement. For more information you should refer to our  Annual

     Report and Accounts 2003 and our 2003 Annual Report on Form 20-F filed with the US Securities and Exchange Commission.

     ----------------------------------------------------------------------



                          BP p.l.c. and Subsidiaries

                           Summarized Group Results

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



  3,434   4,242   4,302  Exploration and Production           8,544   8,152

    888     720   1,344  Refining and Marketing               2,064   1,516

    306     (25)    208  Petrochemicals                         183     443

    141     198     216  Gas, Power and Renewables              414     357

   (153)  1,129    (164) Other businesses and corporate         965    (319)

-----------------------                                      --------------

                         Replacement cost profit before

  4,616   6,264   5,906    interest and tax                  12,170  10,149

   (951)    648     462  Stock holding gains (losses)(Note 5) 1,110    (152)

-----------------------                                      --------------

                         Historical cost profit before

  3,665   6,912   6,368    interest and tax                  13,280   9,997

    149     152     145  Interest expense (Note 6)              297     325

    127      76      76  Other finance expense (Note 7)         152     256

-----------------------                                      --------------

  3,389   6,684   6,147  Profit before taxation              12,831   9,416

  1,744   1,822   2,199  Taxation (Note 8)                    4,021   3,526

-----------------------                                      --------------

  1,645   4,862   3,948  Profit after taxation                8,810   5,890

     60      44      52  Minority shareholders' interest         96      86

-----------------------                                      --------------

  1,585   4,818   3,896  Profit for the period                8,714   5,804

-----------------------                                      --------------

  1,434   1,483   1,536  Distribution to shareholders         3,019   2,820

-----------------------                                      --------------

                         Earnings per ordinary share - cents

   7.19   21.81   17.80    Basic                              39.61   26.09

   7.16   21.34   17.43    Diluted                            38.77   26.00

=======================                                      ==============



                         Replacement Cost Results



                         Historical cost profit

  1,585   4,818   3,896    for the period                     8,714  5,804

                         Stock holding (gains) losses

                           net of minority shareholders'

    951    (648)   (462)   interest                          (1,110)    152

-----------------------                                      --------------

                         Replacement cost profit

  2,536   4,170   3,434    for the period                     7,604   5,956

-----------------------                                      --------------

                         Earnings per ordinary share - cents

                         On replacement cost profit

  11.45   18.88   15.68    for the period                     34.56   26.77

=======================                                       =============


                      Summarized Group Balance Sheet



                                                      30 June  31 December

                                                         2004         2003

                                                     =====================

                                                           $ million

Fixed assets

   Intangible assets                                   13,113       13,642

   Tangible assets                                     91,275       91,911

   Investments                                         19,034       17,458

                                                     ---------------------

                                                      123,422      123,011

                                                     ---------------------

Current assets

   Stocks                                              12,470       11,617

   Debtors                                             36,347       33,902

   Investments                                            172          185

   Cash at bank and in hand                             1,531        1,947

                                                     ---------------------

                                                       50,520       47,651

Creditors - amounts falling due within one year

   Finance debt                                         7,393        9,456

   Other creditors                                     44,859       41,128

                                                     ---------------------

Net current assets (liabilities)                       (1,732)      (2,933)

                                                     ---------------------

Total assets less current liabilities                 121,690      120,078



Creditors - amounts falling due

            after more than one year

   Finance debt                                        12,465       12,869

   Other creditors                                      5,728        6,090

Provisions for liabilities and charges

   Deferred taxation                                   14,539       14,371

   Other provisions                                     8,610        8,815

                                                     ---------------------

Net assets excluding pensions and other

  post-retirement benefit balances                     80,348       77,933

Defined benefit pension plan surplus                    1,258        1,021

Defined benefit pension plan and other

  post-retirement benefit plan deficits                (7,556)      (7,510)

                                                     ---------------------

Net assets                                             74,050       71,444

Minority shareholders' interest - equity                1,232        1,125

                                                     ---------------------

BP shareholders' interest                              72,818       70,319

                                                     =====================



Movement in BP shareholders' interest:                           $ million



   At 31 December 2003                                              75,938

   Prior year adjustment - change in accounting policy

     (see Note 1)                                                   (5,619)

                                                                    ------

   As restated                                                      70,319

   Profit for the period                                             8,714

   Distribution to shareholders                                     (3,019)

   Currency translation differences (net of tax)                      (202)

   Issue of ordinary share capital for employee share schemes          222

   Net release of shares by ESOP trusts                                 33

   Repurchase of ordinary share capital                             (3,249)

                                                                    ------

   At 30 June 2004                                                  72,818

                                                                    ======



                    Summarized Group Cash Flow Statement

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million

                         Net cash inflow from

  7,346   7,674   6,917    operating activities (a)         14,591   13,307

-----------------------                                     ---------------

     28     178       7  Dividends from joint ventures         185       41

-----------------------                                     ---------------

                         Dividends from

    177      31     97    associated undertakings             128       232

-----------------------                                     ---------------

                         Servicing of finance and returns

                           on investments

     52      41      45  Interest received                      86       83

   (446)   (165)   (154) Interest paid                        (319)    (653)

     42      12      18  Dividends received                     30       48

                         Dividends paid to

    (11)     (2)     (8)   minority shareholders               (10)     (13)

-----------------------                                     ---------------

                         Net cash outflow from servicing of

   (363)   (114)    (99)   finance and returns on investments (213)    (535)

-----------------------                                     ---------------

                         Taxation

   (280)   (322)   (388) UK corporation tax                   (710)    (592)

 (1,573)   (258) (1,231) Overseas tax                       (1,489)  (1,893)

-----------------------                                     ---------------

 (1,853)   (580) (1,619) Tax paid                           (2,199)  (2,485)

-----------------------                                     ---------------

                         Capital expenditure and

                           financial investment

 (2,760) (2,941) (2,764) Payments for fixed assets          (5,705)  (5,631)

                         Proceeds from the sale

  1,652   2,839     352    of fixed assets                   3,191    3,969

-----------------------                                     ---------------

                         Net cash outflow for

                           capital expenditure and

 (1,108)   (102) (2,412) financial investment               (2,514)  (1,662)

-----------------------                                      --------------

                         Acquisitions and disposals

   (150)      -     (14) Acquisitions, net of cash acquired    (14)    (150)

                         Proceeds from the sale

     19       -     305    of businesses                       305      179

                         Net investment in

      -  (1,273)      -    TNK-BP joint venture             (1,273)       -

                         Net investment in

     (2)    (92)    (21)  other joint ventures                (113)     (16)

                         Investments in associated

   (331)   (433)   (148)  undertakings                        (581)    (517)

-----------------------                                     ---------------

                         Net cash (outflow) inflow for

   (464) (1,798)    122    acquisitions and disposals       (1,676)    (504)

-----------------------                                     ---------------

 (1,386) (1,492) (1,478) Equity dividends paid              (2,970)  (2,783)

-----------------------                                     ---------------

  2,377   3,797   1,535  Net cash inflow (outflow)           5,332    5,611

=======================                                     ===============



  1,355   3,598   2,155  Financing (b)                       5,753    4,954

     93     138    (153) Management of liquid resources        (15)     106

    929      61    (467) (Decrease) increase in cash          (406)     551

-----------------------                                     ---------------

  2,377   3,797   1,535                                      5,332    5,611

=======================                                     ===============



                            Analysis of Cash Flow

Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million

                          (a) Reconciliation of historical

                              cost profit before interest

                              and tax to net cash inflow

                              from operating activities



                          Historical cost profit before

  3,665   6,912   6,368   interest and tax                  13,280    9,997

  2,653   2,814   2,738   Depreciation and amounts provided  5,552    5,362

                          Exploration expenditure

     43      67      22     written off                         89       93

                          Net operating charge for pensions

                            and other post-retirement

     45     (23)    (34)    benefits, less contributions       (57)    (198)

                          Share of profits of joint ventures

   (207)   (641)   (868)    and associated undertakings     (1,509)    (511)

   (100)    (64)    (74)  Interest and other income           (138)    (148)

                          (Profit) loss on sale of fixed

   (280) (1,230)    127     assets and businesses           (1,103)    (674)

     29      67      50   Charge for provisions                117       58

   (209)   (155)    (95)  Utilization of provisions           (250)    (325)

    193     247  (1,412)  (Increase) decrease in stocks     (1,165)     569

  3,263  (1,586) (1,400)  (Increase) decrease in debtors    (2,986)  (3,382)

 (1,749)  1,266   1,495   Increase (decrease) in creditors   2,761    2,466

-----------------------                                     ---------------

                          Net cash inflow from

  7,346   7,674   6,917   operating activities              14,591   13,307

=======================                                     ===============



                          (b) Financing



   (208)   (628)   (430)  Long-term borrowing               (1,058)  (1,223)

    607     836     434   Repayments of long-term borrowing  1,270    1,010

   (418)   (156)   (111)  Short-term borrowing                (267)  (1,044)

                          Repayments of short-term

    388   2,408     314     borrowing                        2,722    4,287

-----------------------                                     ---------------

    369   2,460     207                                      2,667    3,030

                          Issue of ordinary share capital

    (14)   (126)    (96)    for employee share schemes        (222)     (81)

      -      15      44   Purchase of shares by ESOP trusts     59        6

                          Repurchase of ordinary

  1,000   1,249   2,000     share capital                    3,249    1,999

-----------------------                                     ---------------

                          Net cash outflow

  1,355   3,598   2,155   (inflow) from financing            5,753    4,954

=======================                                     ===============



                        Adjusted Operating Cash Flow



                          Net cash inflow from operating

  7,346   7,674   6,917     activities (a)                  14,591   13,307

                          Dividends received from

     28     178       7     joint ventures                     185       41

                          Dividends received from

    177      31      97     associated undertakings            128      232

                          Net cash outflow from servicing

                            of finance and returns on

   (363)   (114)    (99)    investments                       (213)    (535)

-----------------------                                     ---------------

                          Adjusted operating cash

  7,188   7,769   6,922     flow (pre-tax)                  14,691   13,045

 (1,704)   (650) (1,647)  Tax paid on operations            (2,297)  (2,282)

-----------------------                                     ---------------

                          Adjusted operating cash

  5,484   7,119   5,275     flow (post-tax)                 12,394   10,763

-----------------------                                     ---------------

                          * Components of tax payments

 (1,704)   (650) (1,647)  Tax paid on operations            (2,297)  (2,282)

                          Tax refunded/(paid) on

   (149)     70      28     exceptional items (b)               98     (203)

-----------------------                                     ---------------

 (1,853)   (580) (1,619)  Total tax paid                    (2,199)  (2,485)

=======================                                     ===============



(a)  Includes pre-tax discretionary pension funding of $81 million in 2Q 2004

     ($56 million post-tax), $166 million in first half 2004 ($116 million post-

     tax), $27 million in 2Q 2003 ($17 million post-tax) and $335 million in first half 2003 ($214 million post-tax).



(b)  Approximated as the tax credit/(charge) on exceptional items in the income statement.






                         Capital Expenditure and Acquisitions

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          By business

                          Exploration and Production

    220     153     211     UK                                  364     416

     73      48      45     Rest of Europe                       93     124

  1,005     932   1,027     USA                               1,959   1,968

  1,136   2,690   1,022     Rest of World (a)                 3,712   2,044

-----------------------                                       -------------

  2,434   3,823   2,305                                       6,128   4,552

-----------------------                                       -------------

                          Refining and Marketing

     66      77      82     UK                                  159     139

     64      92     173     Rest of Europe                      265     168

    228     258     330     USA                                 588     564

     27      37      55     Rest of World                        92      51

-----------------------                                       -------------

    385     464     640                                       1,104     922

-----------------------                                       -------------

                          Petrochemicals

     30      20      22     UK                                   42      30

     21      38      53     Rest of Europe                       91      52

     62      47      68     USA                                 115     106

     85      61      38     Rest of World                        99     106

-----------------------                                       -------------

    198     166     181                                         347     294

-----------------------                                       -------------

                          Gas, Power and Renewables

     24       1       5     UK                                    6      32

      9       2       3     Rest of Europe                        5      24

     52      11      14     USA                                  25      93

     41      47      60     Rest of World                       107      64

-----------------------                                       -------------

    126      61      82                                         143     213

-----------------------                                       -------------

                          Other businesses and corporate

     21       2      13     UK                                   15      39

      -       -       -     Rest of Europe                        -       1

    162       9      13     USA                                  22     172

      -       -       -     Rest of World                         -       1

-----------------------                                       -------------

    183      11      26                                          37     213

-----------------------                                       -------------

  3,326   4,525   3,234                                       7,759   6,194

=======================                                       =============

                          By geographical area

    361     253     333     UK                                  586     656

    167     180     274     Rest of Europe                      454     369

  1,509   1,257   1,452     USA                               2,709   2,903

  1,289   2,835   1,175     Rest of World (a)                 4,010   2,266

-----------------------                                       -------------

  3,326   4,525   3,234                                       7,759   6,194

-----------------------                                       -------------



(a)  First quarter and first half 2004 included $1,354 million investment in

     TNK's interest in Slavneft within TNK-BP.



                            Exchange rates

                            US dollar/sterling average rate

   1.62    1.84    1.81       for the period                   1.82    1.61

   1.65    1.83    1.81     US dollar/sterling period-end rate 1.81    1.65

                            US dollar/euro average rate

   1.14    1.25    1.20       for the period                   1.23    1.10

   1.14    1.22    1.21     US dollar/euro period-end rate     1.21    1.14

=======================                                       =============






                         Analysis of Replacement Cost Profit

                               Before Interest and Tax

 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          By business

                          Exploration and Production

    993     823     835     UK                                1,658   2,071

    143     163     206     Rest of Europe                      369     338

  1,374   1,494   1,503     USA                               2,997   3,032

    924   1,762   1,758     Rest of World                     3,520   2,711

-----------------------                                       -------------

  3,434   4,242   4,302                                       8,544   8,152

-----------------------                                       -------------

                          Refining and Marketing

   (117)   (189)   (195)    UK                                 (384)   (160)

    499     289     444     Rest of Europe                      733     860

    337     409     872     USA                               1,281     482

    169     211     223     Rest of World                       434     334

-----------------------                                       -------------

    888     720   1,344                                       2,064   1,516

-----------------------                                       -------------

                          Petrochemicals

    (38)   (156)    (62)    UK                                 (218)   (128)

    232     154     183     Rest of Europe                      337     349

     82    (109)      3     USA                                (106)    136

     30      86      84     Rest of World                       170      86

-----------------------                                       -------------

    306     (25)    208                                         183     443

-----------------------                                       -------------

                          Gas, Power and Renewables

     17      12      (2)    UK                                   10      21

     (5)    (11)     (3)    Rest of Europe                      (14)    (14)

    126      79     114     USA                                 193     183

      3     118     107     Rest of World                       225     167

-----------------------                                       -------------

    141     198     216                                         414     357

-----------------------                                       -------------

                          Other businesses and corporate

   (149)   (163)    (50)    UK                                 (213)   (242)

     (2)     (6)     (1)    Rest of Europe                       (7)    (10)

    (43)    (30)   (109)    USA                                (139)   (124)

     41   1,328      (4)    Rest of World                     1,324      57

-----------------------                                       -------------

   (153)  1,129    (164)                                        965    (319)

-----------------------                                       -------------

  4,616   6,264   5,906                                      12,170  10,149

=======================                                       =============

                          By geographical area

    706     327     526     UK                                  853   1,562

    867     589     829     Rest of Europe                    1,418   1,523

  1,876   1,843   2,383     USA                               4,226   3,709

  1,167   3,505   2,168     Rest of World                     5,673   3,355

-----------------------                                       -------------

  4,616   6,264   5,906                                      12,170  10,149

=======================                                       =============



                          Included above:

                          Share of profits of joint

    101     485     734     ventures                          1,219     218

    110     141     130   Share of profits of associated

                            undertakings                        271     290

-----------------------                                       -------------

    211     626     864                                       1,490     508

=======================                                       =============



                Pro Forma Result: Replacement Cost Profit Before

             Interest and Tax Adjusted for Acquisition Amortization



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million

                          By business

                          Exploration and Production

  1,027     858     867     UK                                1,725   2,138

    143     163     206     Rest of Europe                      369     338

  1,631   1,708   1,713     USA                               3,421   3,548

  1,057   1,839   1,772     Rest of World                     3,611   2,975

-----------------------                                       -------------

  3,858   4,568   4,558                                       9,126   8,999

-----------------------                                       -------------

                          Refining and Marketing

     (7)    (63)    (72)    UK                                 (135)     60

    499     289     444     Rest of Europe                      733     860

    432     504     967     USA                               1,471     672

    169     211     223     Rest of World                       434     334

-----------------------                                       -------------

  1,093     941   1,562                                       2,503   1,926

-----------------------                                       -------------

                          Petrochemicals

    (38)   (156)    (62)    UK                                 (218)   (128)

    232     154     183     Rest of Europe                      337     349

     82    (109)      3     USA                                (106)    136

     30      86      84     Rest of World                       170      86

-----------------------                                       -------------

    306     (25)    208                                         183     443

-----------------------                                       -------------

                          Gas, Power and Renewables

     17      12      (2)    UK                                   10      21

     (5)    (11)     (3)    Rest of Europe                      (14)    (14)

    126      79     114     USA                                 193     183

      3     118     107     Rest of World                       225     167

-----------------------                                       -------------

    141     198     216                                         414     357

-----------------------                                       -------------

                          Other businesses and corporate

   (149)   (163)    (50)    UK                                 (213)   (242)

     (2)     (6)     (1)    Rest of Europe                       (7)    (10)

    (43)    (30)   (109)    USA                                (139)   (124)

     41   1,328      (4)    Rest of World                     1,324      57

-----------------------                                       -------------

   (153)  1,129    (164)                                        965    (319)

-----------------------                                       -------------

  5,245   6,811   6,380                                      13,191  11,406

-----------------------                                       -------------

                          By geographical area

    850     488     681     UK                                1,169   1,849

    867     589     829     Rest of Europe                    1,418   1,523

  2,228   2,152   2,688     USA                               4,840   4,415

  1,300   3,582   2,182     Rest of World                     5,764   3,619

-----------------------                                       -------------

  5,245   6,811   6,380                                      13,191  11,406

=======================                                       =============


                            Analysis of Exceptional Items



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          Exploration and Production

    576      (1)     (2)    UK                                   (3)    577

      -       -       -     Rest of Europe                        -       -

    (69)    (19)     43     USA                                  24    (229)

   (174)    231    (155)    Rest of World                        76     418

-----------------------                                       -------------

    333     211    (114)                                         97     766

-----------------------                                       -------------

                          Refining and Marketing

    (31)    (36)    (58)    UK                                  (94)    (46)

     12     (17)      -     Rest of Europe                      (17)    (28)

    (30)     (5)      7     USA                                   2     (26)

      -     (82)     33     Rest of World                       (49)     (1)

-----------------------                                       -------------

    (49)   (140)    (18)                                       (158)   (101)

-----------------------                                       -------------

                          Petrochemicals

      -      (7)      3     UK                                   (4)      3

      -     (19)     73     Rest of Europe                       54      (1)

      -    (126)    (70)    USA                                (196)      4

      2      (2)      -     Rest of World                        (2)      3

-----------------------                                       -------------

      2    (154)      6                                        (148)      9

-----------------------                                       -------------

                          Gas, Power and Renewables

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      9       -       -     USA                                   -       9

     (3)      -       -     Rest of World                         -      (3)

-----------------------                                       -------------

      6       -       -                                           -       6

-----------------------                                       -------------

                          Other businesses and corporate

    (10)     (1)      1     UK                                    -     (10)

      -       -      (1)    Rest of Europe                       (1)     (1)

     (2)      -       -     USA                                   -       5

      -   1,314      (1)    Rest of World                     1,313       -

-----------------------                                       -------------

    (12)  1,313      (1)                                      1,312      (6)

-----------------------                                       -------------

                          Profit (loss) on sale of fixed assets

                            and businesses or termination

    280   1,230    (127)    of operations                     1,103     674

   (149)     70      28   Taxation credit (charge)               98    (203)

-----------------------                                       -------------

    131   1,300     (99)  Exceptional items after taxation    1,201     471

=======================                                       =============






                        Identified Non-operating Items and UPIS



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          Exploration and Production

    (12)      -       -     UK                                    -     (65)

      -       -       -     Rest of Europe                        -       -

    106     (66)   (247)    USA (a)                            (313)   (100)

      -    (123)      -     Rest of World                      (123)     (5)

-----------------------                                       -------------

     94    (189)   (247)                                       (436)   (170)

-----------------------                                       -------------

                          Refining and Marketing

      -       -       -     UK                                    -       -

    (41)      -       -     Rest of Europe                        -     (59)

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

    (41)      -       -                                           -     (59)

-----------------------                                       -------------

                          Petrochemicals

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      5       -       -     USA                                   -       5

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      5       -       -                                           -       5

-----------------------                                       -------------

                          Gas, Power and Renewables

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -       -                                           -       -

-----------------------                                       -------------

                          Other businesses and corporate

      -       -       -     UK                                    -       -

      -       -       -     Rest of Europe                        -       -

      -       -       -     USA                                   -       -

      -       -       -     Rest of World                         -       -

-----------------------                                       -------------

      -       -       -                                           -       -

-----------------------                                       -------------

     58    (189)   (247)  Total before taxation                (436)   (224)

    (21)     66      88   Taxation credit (charge)              154     206

-----------------------                                       -------------

     37    (123)   (159)  Total after taxation                 (282)    (18)

=======================                                       =============



(a)  Includes charges for Unrealized Profit in Stock (UPIS) of $87 million in 2Q 2004 and $153 million in the first half 2004 and a credit of $106 million in 2Q 2003 and a charge of $19 million in the first half of

     2003, which removes the upstream margin from downstream inventories.






                       Acquisition Amortization by Business



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          Exploration and Production

     34      35      32     UK                                   67      67

    257     214     210     USA                                 424     516

    133      77      14     Rest of World                        91     264

-----------------------                                       -------------

    424     326     256                                         582     847

-----------------------                                       -------------

                          Refining and Marketing

    110     126     123     UK                                  249     220

     95      95      95     USA                                 190     190

-----------------------                                       -------------

    205     221     218                                         439     410

-----------------------                                       -------------

    629     547     474   Total acquisition amortization      1,021   1,257

=======================                                       =============






                          Production and Realizations



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million

                          Production

                          Crude oil (mb/d) (net of royalties)

    325     344     321     UK                                  333     383

     80      73      80     Rest of Europe                       76      85

    569     564     541     USA                                 552     588

    738   1,361   1,379     Rest of World                     1,370     715

-----------------------                                       -------------

  1,712   2,342   2,321     Total crude oil production        2,331   1,771

=======================                                       =============

                          Natural gas liquids (mb/d) (net of royalties)

     18      20      21     UK                                   20      24

      5       5       5     Rest of Europe                        5       5

    144     137     140     USA                                 139     155

     32      29      31     Rest of World                        30      32

-----------------------                                       -------------

                            Total natural gas

    199     191     197       liquids production                194     216

=======================                                       =============

                          Liquids (a)(mb/d) (net of royalties)

    343     364     342     UK                                  353     407

     85      78      85     Rest of Europe                       81      90

    713     701     681     USA                                 691     743

    770   1,390   1,410     Rest of World                     1,400     747

-----------------------                                       -------------

  1,911   2,533   2,518     Total liquids production          2,525   1,987

=======================                                       =============

                          Natural gas (b) (mmcf/d) (net of royalties)

  1,407   1,355   1,213     UK                                1,284   1,602

    103     142     136     Rest of Europe                      139     117

  3,145   2,869   2,790     USA                               2,829   3,290

  3,784   4,234   4,286     Rest of World                     4,260   3,718

-----------------------                                       -------------

  8,439   8,600   8,425     Total natural gas production      8,512   8,727

=======================                                       =============

                          Average realizations

                          Crude oil ($/bbl)

  25.16   29.36   33.99     UK                                31.60   28.60

  27.09   32.69   35.82     USA                               34.22   29.48

  24.16   30.80   32.64     Rest of World                     31.69   26.90

  25.73   31.30   34.47     BP Average                        32.85   28.50

=======================                                       =============

                          Natural gas liquids ($/bbl)

  11.97   25.70   28.30     UK                                27.04   18.86

  17.80   22.25   23.13     USA                               22.71   18.05

  20.16   24.61   22.17     Rest of World                     23.36   21.63

  17.49   23.14   23.71     BP Average                        23.43   18.76

=======================                                       =============

                          Liquids (a) ($/bbl)

  24.45   29.16   33.64     UK                                31.33   28.04

  25.61   31.08   33.67     USA                               32.36   27.55

  23.93   30.42   31.90     Rest of World                     31.14   26.58

  24.90   30.48   33.27     BP Average                        31.85   27.47

=======================                                       =============

                          Natural gas ($/mcf)

   2.84    4.70    3.59     UK                                 4.18    3.11

   4.52    4.72    5.11     USA                                4.91    4.91

   2.53    2.67    2.54     Rest of World                      2.60    2.63

   3.39    3.79    3.68     BP Average                         3.74    3.64

=======================                                       =============



(a)  Crude oil and natural gas liquids.

(b)  Natural gas is converted to oil equivalent at 5.8 billion cubic feet =

     1 million barrels.


                  Reconciliation of Historical Cost

                  Profit (Loss) to Pro Forma Result



                                     Reported       Acquisition   Pro forma

$ million                            earnings      amortization      result

                                     ======================================

1Q 2004

Exploration and Production              4,242               326      4,568

Refining and Marketing                    720               221        941

Petrochemicals                            (25)                -        (25)

Gas, Power and Renewables                 198                 -        198

Other businesses and corporate          1,129                 -      1,129

                                    --------------------------------------

RC profit before interest and tax       6,264               547      6,811



Interest and other finance expense       (228)                -       (228)

Taxation                               (1,822)                -     (1,822)

MSI                                       (44)                -        (44)

                                    --------------------------------------

RC profit                               4,170               547      4,717

                                                         =================

Stock holding gains (losses)              648

                                        -----

HC profit                               4,818

                                        =====



2Q 2003

Exploration and Production              3,434               424      3,858

Refining and Marketing                    888               205      1,093

Petrochemicals                            306                 -        306

Gas, Power and Renewables                 141                 -        141

Other businesses and corporate           (153)                -       (153)

                                    --------------------------------------

RC profit before interest and tax       4,616               629      5,245



Interest and other finance expense       (276)                -       (276)

Taxation                               (1,744)                -     (1,744)

MSI                                       (60)                -        (60)

                                    --------------------------------------

RC profit                               2,536               629      3,165

                                                         =================

Stock holding gains (losses)             (951)

                                        -----

HC profit                               1,585

                                        =====






                  Reconciliation of Historical Cost

                  Profit (Loss) to Pro Forma Result



                                     Reported       Acquisition   Pro forma

$ million                            earnings      amortization      result

                                     ======================================

1H 2004

Exploration and Production              8,544               582      9,126

Refining and Marketing                  2,064               439      2,503

Petrochemicals                            183                 -        183

Gas, Power and Renewables                 414                 -        414

Other businesses and corporate            965                 -        965

                                    --------------------------------------

RC profit before interest and tax      12,170             1,021     13,191



Interest and other finance expense        449                 -        449

Taxation                                4,021                 -      4,021

MSI                                        96                 -         96



                                    --------------------------------------

RC profit                               7,604             1,021      8,625

                                                         =================

Stock holding gains (losses)            1,110

                                        -----

HC profit                               8,714

                                        =====





1H 2003

Exploration and Production              8,152               847      8,999

Refining and Marketing                  1,516               410      1,926

Petrochemicals                            443                 -        443

Gas, Power and Renewables                 357                 -        357

Other businesses and corporate           (319)                -       (319)

                                    --------------------------------------

RC profit before interest and tax      10,149             1,257     11,406



Interest and other finance expense       (581)                -       (581)

Taxation                               (3,526)                -     (3,526)

MSI                                       (86)                -        (86)

                                    --------------------------------------

RC profit                               5,956             1,257      7,213

                                                         =================

Stock holding gains (losses)             (152)

                                        -----

HC profit                               5,804

                                        =====



                          Return on Average Capital Employed



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          Replacement cost basis

  2,536   4,170   3,434   RC profit for the period (a)        7,604   5,956

     78      64      62   Interest (b)                          126     177

     60      44      52   Minority shareholders' interest        96      86

-----------------------                                      --------------

  2,674   4,278   3,548   Adjusted RC profit                  7,826   6,219

=======================                                      ==============



 85,472  93,858  93,965   Average capital employed           93,876  85,980

   12.5%   18.2%   15.1%  ROACE - replacement cost basis       16.7%   14.5%

-----------------------                                      --------------

                          Pro forma basis

  2,674   4,278   3,548   Adjusted RC profit (a)              7,826   6,219

    629     547     474   Acquisition amortization            1,021   1,257

-----------------------                                      --------------

                          Adjusted RC profit -

  3,303   4,825   4,022     pro forma basis                   8,847   7,476

=======================                                      ==============



 85,472  93,858  93,965   Average capital employed           93,876  85,980

                          Average capital employed

 14,839  13,146  12,689     acquisition adjustment           12,905  15,571

-----------------------                                      --------------

                          Average capital employed

 70,633  80,712  81,276     (pro forma basis)                80,971  70,409

   18.7%   23.9%   19.8%  ROACE - Pro forma basis              21.9%   21.2%

-----------------------                                       -------------

                          Historical cost basis

  1,585   4,818   3,896   Profit for the period (a)           8,714   5,804

     78      64      62   Interest (b)                          126     177

     60      44      52   Minority shareholders' interest        96      86

-----------------------                                      --------------

  1,723   4,926   4,010   Adjusted historical cost profit     8,936   6,067

=======================                                      ==============

 85,472  93,858  93,965   Average capital employed           93,876  85,980

    8.1%   21.0%   17.1%  ROACE - historical cost basis        19.0%   14.1%



(a)  2Q 2004 includes ($99) million in respect of exceptional items and

    ($159) million in respect of non-operating items and UPIS. First half

     2004 includes $1,201 million in respect of exceptional items and ($282)

     million in respect of non-operating items and UPIS. 2Q 2003 includes

     $131 million in respect of exceptional items and $37 million in respect of non-operating items and UPIS. First half 2003 includes $471 million in respect of exceptional items and ($18) million in respect of non-

     operating items and UPIS.

(b)  Excludes interest on joint venture and associated undertakings' debt and is on a post-tax basis using a deemed tax rate equal to the US statutory tax rate.




                               Pre-Tax Cash Returns



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



                          Replacement cost profit before

  4,616   6,264   5,906     interest and tax                 12,170  10,149

   (280) (1,230)    127   Exceptional items                  (1,103)   (674)

-----------------------                                      --------------

  4,336   5,034   6,033   Replacement cost operating profit  11,067   9,475

    629     547     474   Acquisition amortization            1,021   1,257

-----------------------                                      --------------

                          Pro forma replacement cost

  4,965   5,581   6,507     operating profit                 12,088  10,732

      -     123     160   Non-cash non-operating items          283      49

                          Pro forma DD&A, adjusted for non-

  2,024   2,144   2,104     cash non-operating items          4,248   4,056

-----------------------                                      --------------

  6,989   7,848   8,771   Cash returns numerator             16,619  14,837

=======================                                      ==============



 85,666  93,947  93,982   Capital employed                   93,982  85,666

                          Liabilities for current and

 15,550  17,207  17,461     deferred taxation                17,461  15,550

-----------------------                                      --------------

101,216 111,154 111,443   Operating capital employed        111,443 101,216

(14,469)(12,930)(12,447)  Acquisition adjustment            (12,447)(14,469)

-----------------------                                      --------------

 86,747  98,224  98,996   Cash returns denominator           98,996  86,747

=======================                                      ==============

 86,066  97,350  98,610   Average cash returns denominator   97,736  85,291

=======================                                      ==============

     32%     32%     36%  Cash return                            34%     35%


                  Net Debt Ratio - Net Debt: Net Debt + Equity



 Second   First  Second

Quarter Quarter Quarter                                         First Half

   2003    2004    2004                                        2004    2003

=======================                                      ==============

       $ million                                                 $ million



 18,594  19,937  19,858   Gross debt                         19,858  18,594

  2,444   2,334   1,703   Cash and current asset investments  1,703   2,444

-----------------------                                      --------------

 16,150  17,603  18,155   Net debt                           18,155  16,150

=======================                                      ==============

 67,072  74,010  74,124   Equity                             74,124  67,072

     19%     19%     20%  Net debt ratio                         20%     19%

-----------------------                                      --------------

 14,469  12,930  12,447   Acquisition adjustment             12,447  14,469

-----------------------                                      --------------

     23%     22%     23%  Net debt ratio - pro forma basis       23%     23%

=======================                                      ==============



                                     Notes


1.  Restatement of comparative information



    Comparative information for 2003 has been restated to reflect the changes described below.



    (a)  Transfer of natural gas liquids activities

         With effect from 1 January 2004 natural gas liquids (NGLs)

         activities have been transferred from the Exploration and

         Production segment to Gas, Power and Renewables.

    (b)  New accounting standard for pensions and other post-retirement benefits

         With effect from 1 January 2004 BP has adopted Financial Reporting

         Standard No. 17 'Retirement Benefits' (FRS 17).  FRS 17 requires that financial statements reflect at fair value the assets and liabilities arising from an employer's retirement benefit

         obligations and any related funding.  The operating costs of providing retirement benefits are recognized in the period in which they are earned together with any related finance costs and changes in the value of related assets and liabilities.  This contrasts with Statement of Standard Accounting Practice No. 24 'Accounting

         for Pension Costs', which requires the cost of providing pensions to be recognized on a systematic and rational basis over the period during which the employer benefits from the employee's services.

         The difference between the amount charged in the income statement and the amount paid as contributions into the pension fund is shown as a prepayment or provision on the balance sheet.

    (c)  Accounting for Employee Share Ownership Plans

         With effect from 1 January 2004 BP has adopted Urgent Issues Task

         Force Abstract No. 38 'Accounting for ESOP Trusts'.  This abstract requires that BP shares held by the group for the purposes of

         Employee Share Ownership Plans (ESOPs) are deducted from equity on the balance sheet.  Such shares were previously classified as fixed asset investments.



        Balance sheet at 31 December 2003               Restated    Reported

                                                        ====================

                                                              $ million

        Fixed assets

          Intangible assets                               13,642      13,642

          Tangible assets                                 91,911      91,911

          Investments                                     17,458      17,554

                                                        --------------------

                                                         123,011     123,107

                                                        --------------------

        Current assets                                    47,651      54,465

        Creditors - amounts falling due within one year   50,584      50,584

                                                         -------------------

        Net current assets (liabilities)                  (2,933)      3,881

                                                         -------------------

        Total assets less current liabilities            120,078     126,988

        Creditors - amounts falling due after

        more than one year                                18,959      18,959

        Provisions for liabilities and charges

          Deferred taxation                               14,371      15,273

          Other provisions                                 8,815      15,693

                                                         -------------------

        Net assets excluding pension and other

        post-retirement benefit balances                  77,933      77,063

        Defined benefit pension plan surplus               1,021           -

        Defined benefit pension plan and other

        post-retirement benefit plan deficits             (7,510)          -

                                                         -------------------

        Net assets                                        71,444      77,063

        Minority shareholders' interest                    1,125       1,125

                                                         -------------------

        BP shareholders' interest                         70,319      75,938

                                                         ===================



                                     Notes



Income statements                            Restated           Reported

                                         Second    First    Second    First

                                        Quarter     Half   Quarter     Half

                                           2003     2003      2003     2003

                                        ================   ================

                                                      $ million



Exploration and Production                3,434    8,152      3,486   8,245

Refining and Marketing                      888    1,516        840   1,419

Petrochemicals                              306      443        315     461

Gas, Power and Renewables                   141      357        109     303

Other businesses and corporate             (153)    (319)      (146)   (305)

                                        -----------------------------------

Replacement cost profit before

interest and tax                          4,616   10,149      4,604  10,123

Stock holding gains (losses)               (951)    (152)      (951)   (152)

                                        -----------------------------------

Historical cost profit before

interest and tax                          3,665    9,997      3,653   9,971

Interest expense                            149      325        191     411

Other finance expense                       127      256          -       -

                                        -----------------------------------

Profit before taxation                    3,389    9,416      3,462   9,560

Taxation                                  1,744    3,526      1,768   3,573

                                        -----------------------------------

Profit after taxation                     1,645    5,890      1,694   5,987

Minority shareholders' interest              60       86         60      86

                                        -----------------------------------

Profit for the period                     1,585    5,804      1,634   5,901

                                        ===================================

Distribution to shareholders              1,434    2,820      1,434   2,820

                                        -----------------------------------

Earnings per ordinary share - cents

Basic                                      7.19    26.09       7.41   26.52

Diluted                                    7.16    26.00       7.39   26.44

                                        ===================================


                                     Notes



2.   Turnover



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2003    2004    2004                                   2004    2003

     =======================                                 ==============

            $ million                                            $ million

                               By business

       7,272   8,166   8,213     Exploration and Production  16,379  16,150

      34,874  41,694  45,467     Refining and Marketing      87,161  74,369

       4,197   4,510   4,805     Petrochemicals               9,315   8,318

      14,910  20,975  18,434     Gas, Power and Renewables   39,409  32,990

                                 Other businesses

         129     121     132       and corporate                253     240

     -----------------------                                ---------------

      61,382  75,466  77,051                                152,517 132,067

                               Less: sales between

       6,956   7,864   7,960         businesses              15,824  15,610

     -----------------------                                ---------------

      54,426  67,602  69,091   Group excluding JVs          136,693 116,457

                               Share of sales by

         364   1,878   2,063     joint ventures               3,941     762

     -----------------------                                ---------------

      54,790  69,480  71,154                                140,634 117,219

     =======================                                ===============

                               By geographical area



                               Group excluding JVs

      13,161  17,296  17,355     UK                          34,651  28,293

      12,501  12,041  13,332     Rest of Europe              25,373  25,818

      24,103  31,803  33,541     USA                         65,344  53,444

      12,102  15,817  15,787     Rest of World               31,604  25,838

     -----------------------                                ---------------

      61,867  76,957  80,015                                156,972 133,393

       7,441   9,355  10,924    Less: sales between areas    20,279  16,936

     -----------------------                                ---------------

      54,426  67,602  69,091                                136,693 116,457

     =======================                                ===============



3.   Replacement cost profit



     Replacement cost profits reflect the current cost of supplies.  The replacement cost profit for the period is arrived at by excluding from the historical cost profit stock holding gains and losses.


                                  Notes



4.   Operating profits are after charging:



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2003    2004    2004                                   2004    2003

     =======================                                 ==============

            $ million                                            $ million

                               Exploration expense

           2       2       3     UK                              5        5

           5       2       6     Rest of Europe                  8        9

          47      97      63     USA                           160       84

          47      35      36     Rest of World                  71      115

     -----------------------                                 --------------

         101     136     108                                   244      213

     =======================                                 ==============

                               Production taxes (a)

          58     126      46   UK petroleum revenue tax        172      191

         324     399     378   Overseas production taxes       777      695

     -----------------------                                 --------------

         382     525     424                                   949      886

     =======================                                 ==============



     (a) Production taxes are charged against Exploration and Production's operating profit and are not included in the charge for taxation in

         Note 8.



5.   Stock holding gains (losses)



          (3)      8       -   Exploration and Production        8        3

        (773)    529     428   Refining and Marketing          957     (153)

        (103)    121      40   Petrochemicals                  161       43

         (72)    (10)     (6)  Gas, Power and Renewables       (16)     (45)

      ----------------------                                 --------------

        (951)    648     462                                 1,110     (152)

      ======================                                 ==============


                                     Notes



6. Interest expense



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2003    2004    2004                                   2004    2003

     =======================                                 ==============

            $ million                                            $ million

         163     149     147   Group interest payable          296      350

         (43)    (50)    (52)  Capitalized                    (102)     (77)

     -----------------------                                 --------------

         120      99      95                                   194      273

          17      41      39   Joint ventures                   80       30

          12      12      11   Associated undertakings          23       22

     -----------------------                                 --------------

         149     152     145                                   297      325

     =======================                                 ==============



7. Other finance expense



                               Interest on pension and other

                                 post-retirement benefit

         460     500     491     plan liabilities              991      920

                               Expected return on pension

                                 and other post-retirement

        (375)   (498)   (491)    benefit plan assets          (989)    (750)

     -----------------------                                 --------------

                               Interest net of expected return

          85       2       -     on plan assets                  2      170

                               Unwinding of discount

          42      48      50     on provisions                  98       86

                               Unwinding of discount on

                                 deferred consideration for

                                 acquisition of investment

           -      26      26     in TNK-BP                      52        -

     -----------------------                                 --------------

         127      76      76                                   152      256

     =======================                                 ==============



8.   Charge for taxation



       1,406   1,706   2,165   Current                       3,871    2,987

         338     116      34   Deferred                        150      539

     -----------------------                                 --------------

       1,744   1,822   2,199                                 4,021    3,526

     =======================                                 ==============

         379     345     366   UK                              711      830

       1,365   1,477   1,833   Overseas                      3,310    2,696

     -----------------------                                 --------------

       1,744   1,822   2,199                                 4,021    3,526

     =======================                                 ==============


                                     Notes



9.   Analysis of changes in net debt



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2003    2004    2004                                   2004    2003

     =======================                                 ==============

            $ million                                            $ million

                               Opening balance

      19,042  22,325  19,937   Finance debt                 22,325   22,008

       1,151   1,947   2,006   Less: Cash                    1,947    1,520

         228     185     328       Current asset investments   185      215

     -----------------------                                ---------------

      17,663  20,193  17,603   Opening net debt             20,193   20,273

     -----------------------                                ---------------

                               Closing balance

      18,594  19,937  19,858   Finance debt                 19,858   18,594

       2,115   2,006   1,531   Less: Cash                    1,531    2,115

         329     328     172       Current asset investments   172      329

     -----------------------                                ---------------

      16,150  17,603  18,155   Closing net debt             18,155   16,150

     -----------------------                                ---------------

                               Decrease (increase)

       1,513   2,590    (552)    in net debt                 2,038    4,123

     =======================                                ===============

                               Movement in cash/

         929      61    (467)    bank overdrafts              (406)     551

                               (Decrease) increase in

          93     138    (153)  current asset investments       (15)     106

                               Net cash outflow (inflow)

                                 from financing(excluding

         369   2,460     207     share capital)              2,667    3,030

                               Exchange of Exchangeable Bonds

                                 for Lukoil American

           -       -       -     Depositary Shares               -      420

         106      14       7   Other movements                  21      170

     -----------------------                                 --------------

                               Movement in net debt before

       1,497   2,673    (406)    exchange effects            2,267    4,277

          16     (83)   (146)  Exchange adjustments           (229)    (154)

     -----------------------                                 --------------

                               Decrease (increase)

       1,513   2,590    (552)    in net debt                 2,038    4,123

     =======================                                 ==============


                               Notes



10.  TNK-BP Operational and Financial Information



      Second   First  Second

     Quarter Quarter Quarter                                    First Half

        2003    2004    2004                                   2004    2003

     =======================                                 ==============

                               Production (Net of royalties)

                                (BP share)

           -     766     814   Crude oil (mb/d)                 790       -

           -     382     450   Natural gas (mmcf/d)             416       -

           -     832     891   Total hydrocarbons (mboe/d)(a)   862       -

     =======================                                 ==============

                               Average oil marker prices ($/bbl)

       24.10   29.01   32.32   Urals (NWE - cif)              30.67   26.85

       24.18   28.98   32.60   Urals (Med - cif)              30.79   26.97

        7.44   17.08   19.71   Domestic Oil                   18.40    6.47

     =======================                                 ==============



            $ million                                            $ million

                               Income statement (BP share)

                               Replacement cost profit

           -     374     581     before interest and tax        955       -

           -       -       -   Stock holding gains (losses)       -       -

           -     (30)    (26)  Interest expense ...               (56)      -

           -    (115)   (171)  Taxation                        (286)      -

           -     (10)    (10)  Minority shareholders' interest  (20)      -

     -----------------------                                 --------------

           -     219     374   Net Income                       593       -

     =======================                                 ==============

                               ... Excludes unwinding of discount

           -      26      26       on deferred consideration     52       -

     =======================                                 ==============

                               Cash Flow

                               Additional investment in

           -  (1,416)      -     TNK-BP joint venture        (1,416)      -

                               Dividends related to period

           -     143       -     prior to acquisition           143       -

     -----------------------                                 --------------

                               Net investment in TNK-BP

           -  (1,273)      -     joint venture               (1,273)      -

     =======================                                 ==============

           -     119       -   Dividends received               119       -

     =======================                                 ==============





    Balance Sheet                                 30 June       31 December

                                                     2004              2003

                                                 ========       ============

                                                                  $ million

    Fixed assets - investments

      Gross assets                                 12,239            10,339

      Gross liabilities                            (3,361)            (3,290)

                                                 --------           --------

                                                    8,878             7,049

                                                 ========           ========

    Deferred consideration

      Due within one year                           1,244             1,227

      Due after more than one year                  2,387             2,352

                                                 --------           --------

                                                    3,631             3,579

                                                 ========           ========


(a)  Natural gas is converted to oil equivalent at 5.8 billion cubic feet = 1 million barrels.


     BP's share of the result of the TNK-BP joint venture has been included within Exploration and Production with effect from 29 August 2003. TNK-BP operational and financial information has been estimated and includes adjustments to net income in respect of prior periods amounting to charges of $7 million in 2Q 2004 and $36 million in first half 2004.



                               Notes


11.  Statutory accounts


     The financial information shown in this publication is unaudited and

     does not constitute statutory accounts.   The 2003 Annual Report and

     Accounts have been delivered to the UK Registrar of Companies; the report of the auditors on those accounts was unqualified.


                              Contacts

                               London                    New York
                               -------------------       ----------------

Press Office                   Roddy Kennedy             Ian Stewart
                               +44 (0)20 7496 4624       +1 212 451 8026

Investor Relations             Fergus McLeod             Terry LaMore
                               +44 (0)20 7496 4717       +1 212 451 8034

http://www.bp.com/investors


                                         SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                         BP p.l.c.
                                        (Registrant)



Dated:  27 July 2004                    /s/ D. J. PEARL
                                                  ..............................
                                                  D. J. PEARL
                                                  Deputy Company Secretary